UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 11)*

                       DATAMARINE INTERNATIONAL, INC.
                               (Name of Issuer)

                                Common Stock
                        (Title of Class of Securities)

                                 238045108
                               (CUSIP Number)

                              David C. Thompson
               SEA Inc. of Delaware, 7030 - 220th Street S.W.,
             Mountlake Terrace, WA  98043;  Tel:  (206) 771-2182
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                    July 22, 1994 and November 21, 1994
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.   238045108              13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PETER DAMON BROWN            ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*      PF:OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF               7     SOLE VOTING POWER
SHARES                        215,437 shares
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                          79,091 shares
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                          215,437 shares

                        10    SHARED DISPOSITIVE POWER
                              79,091 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,528 shares (including options for the purchase of 6,000 shares which are currently exercisable)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.7%

14    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.   238045108             13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID MITCHELL BROWN         ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*      PF:OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF               7     SOLE VOTING POWER
SHARES                        87,003 shares
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                          -0- shares
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                          87,003 shares

                        10    SHARED DISPOSITIVE POWER
                              -0- shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,003 shares (including options for the purchase of 1,500 shares which are currently exercisable)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.7%

14    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   238045108             13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ADAM ROBERT BROWN

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF               7     SOLE VOTING POWER
SHARES                        2,500 shares
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                          -0- shares
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                          2,500 shares

                        10    SHARED DISPOSITIVE POWER
                              -0- shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,500 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%

14    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

      The purpose of this filing is to serve as Amendment No. 11 to the
Schedule 13D filed by Peter Damon Brown with respect to his beneficial ownership of the common stock, $.01 par value per share (the "Common Stock"), of Datamarine International, Inc. (the "Issuer") on May 6, 1982, as amended by Amendment No. 2 thereto filed on March 23, 1987, by Amendment No. 3 thereto filed on June 11, 1987, by Amendment No. 4 thereto filed on September 18, 1987, by Amendment No. 5 thereto filed on December 10, 1987, by Amendment No. 6 thereto filed on January 29, 1988, by Amendment No. 7 thereto filed on December 13, 1988, by Amendment No. 8 thereto filed on January 8, 1990, by Amendment No. 9 thereto filed on August 17, 1990 and by Amendment No. 10 thereto filed on November 2, 1994. Amendment No. 3 served as the initial filing of David M. Brown and Penobscot Corporation on
Schedule 13D in respect of their ownership of the Common Stock of the Issuer. Amendment No. 5 served as the initial filing of Adam R. Brown and Royal Mile Corporation on Schedule 13D in respect of their ownership of the Common Stock of the Issuer. Except as amended or supplemented by this Amendment No. 11, the information contained in Schedule 13D as modified by its first ten amendments remains accurate in all material respects.

Item 1.  Security and Issuer.

      This Schedule 13D relates to the Common Stock of Datamarine
International, Inc., a Massachusetts corporation (the "Issuer"). The Company's principal executive offices are located at 7030 - 220th Street S.W., Mountlake Terrace, WA 98043.

Item 2.  Identity and Background.

      This Schedule 13D relates to each of the following persons:

            * Peter Damon Brown
              Address:  P.O. Box 2692, Palm Beach, Florida  33480
              Principal Occupation: Executive, Heather Hill Sportswear Co., 545 Cedar Lane, Teaneck, New Jersey 07666
              Citizenship:  United States

            * David Mitchell Brown
              Business Address: 545 Cedar Lane, Teaneck, New Jersey 07666 Principal Occupation: Executive, Penobscot Management L.L.C., (same address as above)
              Citizenship:  United States

            * Adam Robert Brown
              Business Address: 545 Cedar Lane, Teaneck, New Jersey 07666 Principal Occupation: Attorney
              Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration

      (a) On July 22, 1994, David M. Brown received 77,544 shares of Common Stock of Issuer from Penobscot Corporation, a corporation of which David M. Brown is the sole shareholder and director. No consideration was paid by David M. Brown for such shares. As a result of this transaction, Penobscot Corporation no longer holds any shares of Common Stock of Issuer.

      (b) On April 15, 1996, David M. Brown exercised (a) an option to acquire 1,500 shares of Common Stock of Issuer at an exercise price of $4.00 per share, (b) an option to acquire 1,500 shares of Common Stock of Issuer at an exercise price of $5.12 per share, and (c) an option to acquire 1,500 shares of Common Stock of Issuer at an exercise price of $8.62 per share. The aggregate amount of funds used in acquiring these shares on exercise was $26,010; the source of such funds was David M. Brown.

Item 4.  Purpose of Transaction.

      The purpose of the transactions reported under Item 3(a) was to transfer the securities for tax-related purposes. The purpose of the transaction reported under Item 3(b) was to acquire the shares of Common Stock prior to the expiration of the options. None of Peter D. Brown, David
M. Brown and Adam R. Brown have any current plans or proposals that relate to or would result in any of the actions or occurrences described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      Peter D. Brown is the record owner of 209,437 shares of the issuer's Common Stock, par value $.01 per share (the "Common Stock"), representing 16.1% of the issuer's issued and outstanding Common Stock. Peter D. Brown has sole power to vote and dispose of these shares. Peter D. Brown is the record owner with shared power with his co-trustees to vote and to dispose of 79,091 shares of Common Stock, representing 6.1% of the Issuer's issued and outstanding Common Stock, which shares are held in trust as follows:
21,050 shares in trust for his minor child; 58,041 shares in trust for the Company's Employee Investment Plan. Peter D. Brown also holds currently exercisable options to purchase 6,000 shares of Common Stock, representing 0.5% of the Issuer's outstanding Common Stock.

      David M. Brown is the record owner of 85,503 shares of the issuer's Common Stock, representing 6.6% of the Issuer's issued and outstanding Common Stock. David M. Brown has the sole power to vote and dispose of all of the shares held of record by him. David M. Brown also holds a currently exercisable option to purchase 1,500 shares of Common Stock, representing 0.1% of the issuer's outstanding Common Stock.

      Adam R. Brown is the beneficial owner of 2,500 shares of the Common Stock, representing 0.2% of the Issuer's issued and outstanding Common Stock. Adam R. Brown has sole power to vote and dispose of these shares.

      Peter D. Brown, David M. Brown and Adam R. Brown are brothers.

      During the past 60 days, the following transactions were effected: (a) On April 15, 1996, David M. Brown exercised (i) an option to acquire 1,500 shares of Common Stock of Issuer at an exercise price of $4.00 per share,
(ii) an option to acquire 1,500 shares of Common Stock of Issuer at an exercise price of $5.12 per share, and (iii) an option to acquire 1,500 shares of Common Stock of Issuer at an exercise price of $8.62 per share. David M. Brown effected the exercise by providing notice to the Issuer of his exercise of such options pursuant to the issuer's 1992 Stock Option Plan for Non-Employee Directors and paying the aggregate exercise price to the Issuer; and (b) On March 25, 1996, Peter Brown sold, in open-market transactions, 10,000 shares of Common Stock of the Issuer at a sales price of $9.25 per share.

      In addition, on July 22, 1994, David M. Brown received 77,544 shares of Common Stock of Issuer from Penobscot Corporation, a corporation of which David M. Brown is the sole shareholder and director. No consideration was paid by David M. Brown for such shares. As a result of this transaction, as of July 22, 1994. Penobscot ceased being the beneficial owner of more than five percent of the Common Stock of the Issuer. Penobscot Corporation no longer holds any shares of Common Stock of Issuer.

      In addition, on November 21, 1994, David M. Brown gifted 6,000 shares of Common Stock of the Issuer to the Solomon Schechter Day School and 2,000 shares of the Common Stock of the Issuer to the Jewish Community Center of Bergen County, New Jersey.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Two of the purposes of this Amendment No. 11 to Schedule 13D are (i) to report the intention of Peter Brown, David Brown and Adam Brown, henceforth, to no longer constitute a "group" with respect to the securities of the Issuer, and to report that all future filings with respect to transactions in such securities will be filed, if required, by the foregoing persons individually and (ii) to clarify that there are no contracts, arrangements, u nderstandings or relationships with respect to securities of Issuer among or between any of Peter Brown, David Brown and/or Adam Brown.

Item 7.  Material to be Filed as Exhibits.

      None.

                                  SIGNATURE

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 16, 1996

                                       /s/ PETER D. BROWN
                                           PETER D. BROWN


                                  SIGNATURE

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 16, 1996

                                       /s/ DAVID M. BROWN
                                           DAVID M. BROWN


                                  SIGNATURE

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 16, 1996

                                       PENOBSCOT CORPORATION

                                       By /s/ DAVID M. BROWN
                                              David M. Brown, President


                                  SIGNATURE

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 16, 1996

                                       /s/ ADAM R. BROWN
                                           ADAM R. BROWN